October 4, 2011

VIA EDGAR AND FEDERAL EXPRESS

Larry Spirgel
Assistant Director
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Kirin International Holding, Inc.
Amendment #4 to Form 8-K
Filed August 26, 2011
File No. 333-166343

Dear Mr. Spirgel:

We hereby submit the responses of Kirin International Holding, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter, dated September 6, 2011, to Mr. Longlin Hu of the Company in regard to the above-referenced Amendment No. 4 on Form 8-K (the “Fourth Amendment”) to the Company’s Current Report on Form 8-K filed on March 7, 2011 (the “Original Form 8-K” and, as amended by Amendment No. 1 on Form 8-K filed on April 28, 2011, Amendment No. 2 on Form 8-K filed on June 10, 2011, Amendment No. 3 on Form 8-K filed on July 25, 2011 and the Fourth Amendment, the “Amended 8-K”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.  References herein to page numbers are to the page numbers in Amendment No. 5 to the Original Form 8-K filed with the Securities and Exchange Commission on October 4, 2011 (the “Fifth Amendment”).  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.  Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Amended 8-K, as further amended by the Fifth Amendment.

Description of Business, page 4

Organization and Subsidiaries, page 5

Exclusive Option Agreement, page 6

1.
Review of the respective trust agreements filed in response to comment 3 from our letter dated July 28, 2011 (Exhibits 10.20 to 10.26 English translations) suggests that these agreements all pertain to Xingtai Zhongding. For example, the power of attorney for each agreement refers specifically to Xingtai Zhongding. We note, however, that the disclosure on page 7 indicates that some of these trust agreements relate to Hebei Zhongding. Please explain and refile the appropriate trust agreements as necessary.

Company Response: Exhibits 10.20, 10.21, 10.22, 10.23 and 10.26 filed with Amendment No. 4 reflect trust agreements pertaining Hebei Zhongding.  In this regard, please note that Hebei Zhongding was formerly known as “Xingtai Zhongding Real Estate Development Co., Ltd.”

Xingtai Zhongding, as defined in the Amended 8-K and in the Company’s other filings with the SEC, refers to “Xingtai Zhongding Jiye Real Estate Development Co., Ltd.” (emphasis added).  The trust agreements pertaining to Xingtai Zhongding were filed as Exhibits 10.24 and 10.25 to Amendment No. 4.

Management’s Discussion And Analysis Of Financial Condition And Results Of Operations, page 34

Liquidity and Capital Resources, page 44

2.
Your response to comment 6 from our letter dated July 28, 2011 indicates that the $36.6 million obligation to suppliers as of December 31, 2010 is not comparable to the $164.3 million figure supplied in your Form 10-Q for the period ended March 31, 2011. It remains unclear why. We note that both sums purport to represent non-cancellable obligations to suppliers that you had committed to pay. Please further explain why comparison is not appropriate or provide trend disclosure regarding the significant increase in amounts owed.

Company Response:  The $164.3 million figure supplied in the Company’s Form 10-Q for the period ended March 31, 2011 (the “March Form 10-Q”) does not represent non-cancellable obligations to suppliers that the Company has committed to pay and was mistakenly included on the March Form 10-Q.  That figure instead represents the anticipated potential amount of all purchases by the Company over the terms of all contracts that the Company has entered into with its suppliers.  The Company is not obligated to purchase such amount from its suppliers. Rather, as of March 31, 2011, the Company had non-cancellable construction contact obligations of approximately $40 million.

Material Financial Obligations, page 46

3.	We note your response to comment 5 from our letter dated July 28, 2011. Please explain the following inconsistencies:

•
The Loan Agreement with Industrial and Commercial Bank of China (Exhibit 10.18 English translation) indicates a term of 20 months while disclosure in your Form 10 Q for the period ended June 30, 2011 indicates terms from 12 to 16 months.

•
The Loan Agreement with Rural Credit Cooperative Union (Exhibit 10.19 English translation) indicates an interest rate of 7.308% annually while disclosure in your Form 10-Q for the period ended June 30,2011 indicates an interest rate of 10.58% annually.

Per our prior comments, please discuss the material terms of these loans within this section.

Company Response:  With respect to the first bullet point, the Loan Agreement with Industrial and Commercial Bank of China, the maximum term of any draw down on that facility is 20 months.  Individual draw downs may have terms of less than the maximum term and are negotiated with the lender at the time of draw down.  In this regard, the respective terms of the Company’s draw downs to date have terms of between 12 to 16 months.

With respect to the second bullet point, the annual interest rate of 10.58% disclosed in the Form 10-Q for the period ended June 30, 2011 reflects an “effective” interest rate once all fees and other amounts payable to the lender in connection with furnishing loans are factored in.

The Company has added a discussion of the material terms of these loans within this section of the Fifth Amendment.

Exhibit 99.1 Consolidated Financial Statements

4.
As we noted in our prior comment 9 from our letter dated July 28, 2011, the structure that is in place is not a direct ownership structure, therefore you can only consolidate the operating entities, if the operating entities are VIE’s and you are the primary beneficiary. You need to provide a discussion that acknowledges that the operating entities are VIE’s, and why you are the primary beneficiary. The discussion should center around the power you have to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and the obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity.

Please also do the following:

•
Discuss in your notes to the financial statements risks associated with the consolidation of the VIE’s as well as risks associated with activities of the VIE that may violate PRC rules and regulations. See ASC 810-10-50-2. Also disclose the types and nature of risks associated with your involvement with the VIE’s as they relate to cash flows, financial position and operating performance. See ASC 810-10-50-2.

•
Please disclose the management fee arrangement in the Entrusted Management Agreement, including the basis of the fee (i.e. based on a percentage of net income or revenues), and if the fees have actually been paid by the operating companies.

•	Please provide all disclosure related to your VIE as required by ASC 810-10-50, specifically disclosures under ASC 810-10-50-2AA and 3.

Company Response:  The Company has provided the requested discussion and disclosures in Note 1(2) to its financial statements filed as Exhibit 99.1 with Amendment No. 5.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Gregg E. Jaclin, Esq. of Sichenzia Ross Friedman Ference Anslow LLP, our outside special securities counsel at (732) 409-1212.

Sincerely,

Kirin International Holding, Inc.

By:          /s/ Longlin Hu
Longlin Hu
President and Chief Executive Officer